Filed pursuant to Rule 424(b)(3)

File No. 333-285134

Supplement dated December 23, 2025

to the Prospectus and Statement of Additional Information dated June 27, 2025

This supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”) of Privacore PCAAM Alternative Growth Fund (the “Fund”) dated June 27, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

The purpose of this Supplement is to update the Prospectus and SAI to reflect a change of control of Privacore Capital Advisors, LLC (“Privacore”), a wholly-owned subsidiary of Privacore Capital, LLC, that is expected to occur on or about January 20, 2026. No changes to the portfolio management of the Fund are anticipated in connection with the change of control.

Updates to the Prospectus

Effective immediately:

1.	The following supersedes and replaces the third paragraph in the section of the Prospectus titled “PROSPECTUS SUMMARY — Fees and Expenses:”

Investment Management Fee. The Fund pays the Adviser a management fee (the “Investment Management Fee”) at an annual rate of 1.50%, payable monthly in arrears, based upon the Fund’s net assets as of month-end. The Investment Management Fee is paid out of the Fund’s assets. The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and decreases the net profits or increases the net losses of the Fund that are credited to its Shareholders. The Adviser has contractually agreed to waive the Investment Management Fee payable by the Fund from the inception of the Fund through December 31, 2026. There is no guarantee that the Adviser will continue to waive the Investment Management Fee after December 31, 2026. See “INVESTMENT MANAGEMENT FEE.”

2.	The following supersedes and replaces the section of the Prospectus titled “SUMMARY OF FUND EXPENSES:”

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear indirectly.

	Class S Shares	Class D Shares	Class I Shares
SHAREHOLDER FEES
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)(1)	3.50%	1.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Investment Management Fee(3)	1.50%	1.50%	1.50%
Distribution and Servicing Fees(4)	0.85%	0.25%	0.00%
Interest Payments on Borrowed Funds(5)	0.00%	0.00%	0.00%
Other Expenses(6)	2.74%	2.74%	2.74%
Acquired Fund Fees and Expenses(7)	0.24%	0.24%	0.24%
Total Annual Expenses	5.33%	4.73%	4.48%
Fee Waivers and/or Expense Reimbursements(8)	-3.02%	-3.02%	-3.02%
Total Annual Fund Operating Expenses (after Fee Waivers and/or Expense Reimbursements)	2.31%	1.71%	1.46%

(1) Investors in Class S Shares and Class D Shares may be charged a distribution fee or sales charge of up to 3.50% and 1.50% of the subscription amount, respectively.

(2) A 2.00% early repurchase fee (“Early Repurchase Fee”) payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Class S, Class D or Class I Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. Such waivers will be applied uniformly to all Shareholders. Costs and charges imposed by a Portfolio Fund as a result of repurchase tenders by Shareholders may be passed on to Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges as part of the Early Repurchase Fee. Such costs and charges will only be assessed such that these costs and charges combined with the Early Repurchase Fee, together, do not exceed 2.00% of the repurchase amount. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing net asset value. See “REPURCHASES OF SHARES.”

(3) The Investment Management Fee is calculated at an annual rate of 1.50%, payable monthly in arrears, based upon the Fund’s net assets as of month-end. The Investment Management Fee is paid to the Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Adviser has contractually agreed to waive the Investment Management Fee payable by the Fund from the inception of the Fund through December 31, 2026. There is no guarantee that the Adviser will continue to waive the Investment Management Fee after December 31, 2026. See “INVESTMENT MANAGEMENT FEE” for additional information.

(4) The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class S Shares and Class D Shares. The Fund may charge a distribution and/or servicing fee up to a maximum of 0.85% per year on Class S Shares and a maximum of 0.25% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each such class. The Fund may use these fees, in respect of the relevant class, to compensate financial intermediaries or financial institutions (collectively with their respective agents, “Financial Intermediaries”) for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class S Shares and Class D Shares of the Fund. See “DISTRIBUTION AND SERVICE PLAN.”

(5) The Fund does not anticipate engaging in any borrowings for the current fiscal year.

(6) Other expenses are estimated for the Fund’s current fiscal year.

(7) Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds, Secondary Investment Funds and Co-Investments. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 10% to 25% of a Portfolio Fund’s net realized profits, typically subject to achieving a preferred return of 8%, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. “Acquired Fund Fees and Expenses” are estimated for the Fund’s current fiscal year.

(8) The Adviser has contractually agreed to waive the Investment Management Fee payable by the Fund from the inception of the Fund through December 31, 2026. In addition, the Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the total annual expenses (excluding Specified Expenses (defined in “FUND EXPENSES”)) do not exceed, on an annualized basis, 1.60%, 1.00% and 0.75% of the net assets of Class S Shares, Class D Shares and Class I Shares, respectively, in the relevant period (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the Expense Limit in effect at the time of the waiver, and (b) the Expense Limit in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until January 21, 2027, and will automatically renew for consecutive twelve-month terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board upon thirty days’ written notice to the Adviser.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “CUSTODIAN,” “FUND EXPENSES,” “REPURCHASES OF SHARES” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

Class S Shares

You Would Pay the Following Expenses Based on the
Imposition of the 3.50% Sales Charge or Distribution
Fee, a 0.85% Distribution and Servicing Fee and a
$1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$58	$163	$267	$526

Class D Shares

You Would Pay the Following Expenses Based on the
Imposition of the 1.50% Sales Charge or Distribution
Fee, a 0.25% Distribution and Servicing Fee and a
$1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$32	$129	$226	$471

Class I Shares

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$15	$108	$202	$442

The examples are based on the annual fees and expenses set out in the tables above and should not be considered a representation of future expenses. The examples above exclude the 2.00% Early Repurchase Fee which would apply if your Shares are repurchased within one year of their purchase. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

3.	The following is added as a new sentence at the end of the first paragraph in section of the Prospectus titled “INVESTMENT MANAGEMENT FEE:”

The Adviser and the Sub-Adviser have contractually agreed to waive the Investment Management Fee and Sub-Advisory Fee from the Fund’s commencement of operations through December 31, 2026. There is no guarantee that the Adviser and the Sub-Adviser will continue to waive the Investment Management Fee and Sub-Advisory Fee after December 31, 2026.

4.	The following is added as a new sixth paragraph in section of the Prospectus titled “FUND EXPENSES:”

The Adviser and the Sub-Adviser have contractually agreed to waive the Investment Management Fee and Sub-Advisory Fee from the Fund’s commencement of operations through December 31, 2026. There is no guarantee that the Adviser and the Sub-Adviser will continue to waive the Investment Management Fee and Sub-Advisory Fee after December 31, 2026.

Effective January 21, 2026:

1.	The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Management of the Fund — The Adviser and the Sub-Adviser:”

Privacore Capital Advisors, LLC (the “Adviser” or “Privacore”), serves as the investment adviser to the Fund. The Adviser is responsible for the management of the Fund and supervises the activities of the investment sub-adviser described below. Its principal place of business is located at 1411 Broadway, New York, NY 10018. The Adviser is registered with the SEC under the Advisers Act as a newly formed investment adviser. As of September 30, 2025, it had $108 million in assets under management. The Adviser is a wholly owned subsidiary of Privacore Capital, LLC. Privacore Capital, LLC is a joint venture, 51% of which is owned by Brendan Boyle, and 49% of which is indirectly owned by Janus Henderson Group plc. Janus Henderson Group plc is an asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset and alternative asset class strategies.

2.	The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Management of the Fund — Investment Management Agreements:”

The first investment management agreement between the Adviser and the Fund was effective from June 27, 2024 through January 20, 2026, when William S. Cashel withdrew from, and Brendan Boyle acquired his current position in, Privacore Capital, LLC, and the current investment management agreement between the Adviser and the Fund, the terms of which are identical to the first, became effective on January 21, 2025. The first sub-advisory agreement among the Adviser, the Sub-Adviser, and the Fund was effective from June 28, 2024, through July 31, 2024, when General Atlantic acquired its interest in the Sub-Adviser, and the second sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund, the terms of which were identical to the second, became effective on August 1, 2024; and the third sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund, the terms of which are identical to the first and the second, became effective on January 21, 2026, following the change of control of Privacore Capital, LLC, which automatically terminated the second sub-advisory agreement. The Investment Management Agreement and the Sub-Advisory Agreement received Board and Shareholder approval and will continue in effect for an initial two-year period, subject to their respective terms. Thereafter, each will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement and the Sub-Advisory Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and are terminable by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund at any time without penalty upon sixty (60) days’ written notice to the Adviser or the Sub-Adviser, as applicable. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and the Sub-Advisory Agreement will be available in the Fund’s annual report to Shareholders for the period ended March 31, 2026.

Updates to the Statement of Additional Information

1.	Effective immediately, William S. Cashel has resigned as President of the Fund, and the Fund’s Board of Trustees has appointed Kieran Murray as President and David Azvolinsky as Secretary of the Fund.

Accordingly, effective immediately, the following table supersedes and replaces the table in the section of the SAI titled “Board of Trustees and Officers — Interested Trustees and Officers:”

Name, Year of Birth and Address(1)	Position(s) Held with the Fund	Term of Office(2) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(3) Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Lenia M. Ascenso(4) Year of Birth: 1973	Trustee	Since Inception	Managing Director and Chief Operating Officer of Investment Research, Partners Capital Investment Group (investment advisory firm) (2021 – Present); Partner and Head of Portfolio Services at NEPC, LLC (investment consulting firm) (2018 – 2021).	3	None

David Mehenny(4) Year of Birth: 1973	Board Chair and Trustee	Since Inception	Executive Vice President, Privacore Capital, LLC (2023 – Present); Managing Director and Head of Product Strategy, CBC Group (Private Equity) (April 2023 – August 2023); Consultant/Entrepreneur (2020 – 2022); Managing Director, The Blackstone Group (alternative asset management firm) (2010 – 2020).	3	None

Kieran Murray Year of Birth: 1974	President	Indefinite/Since December 2025	Chief Operating Officer, Privacore Capital, LLC (2023 – Present); Investment Business Director, Janus Henderson Investors (investment management firm) (2019 – 2023).	N/A	N/A

John Beil Year of Birth: 1979	Vice President	Indefinite/Since Inception	Managing Director and Head of Private Equity & Real Estate, Partners Capital Investment Group (2022 – Present); Managing Director of Private Equity, Regents of the University of California (2016 – 2021).	N/A	N/A

Emma Bewley Year of Birth: 1977	Vice President	Indefinite/Since Inception	Partner and Head of Credit, Partners Capital Investment Group (2019 – Present).	N/A	N/A

David Azvolinsky Year of Birth: 1991	Secretary	Indefinite/Since December 2025	Operations Manager, Privacore Capital, LLC (2023 - Present); Vice President, Fund Onboarding & Operations, The Bank of New York Mellon (2015 - 2023).	N/A	N/A

Peter Sattelmair Year of Birth: 1977	Treasurer, Principal Financial Officer and Chief Accounting Officer	Indefinite/Since Inception	Director of CFO Services, PINE Advisor Solutions LLC (2021 – Present); Director of Fund Operations, Transamerica Asset Management (2014 – 2021).	N/A	N/A

Cory J. Gossard Year of Birth: 1972	Chief Compliance Officer	Indefinite/Since Inception	Managing Director, PINE Advisor Solutions LLC (2021 – Present); Chief Compliance Officer, Vident Investment Advisory (2020); Chief Compliance Officer, SS&C ALPS (2014 – 2020).	N/A	N/A

(1)	The address for each Trustee/Officer is c/o UMB Fund Services, Inc. 235 West Galena St., Milwaukee, WI 53212.
(2)	Each Trustee serves an indefinite term, until his or her successor is elected.
(3)	The fund complex consists of the Fund, Privacore PCAAM Alternative Income Fund and Privacore VPC Asset Backed Credit Fund.
(4)	Lenia M. Ascenso and David Mehenny are deemed to be interested persons of the Fund because of their affiliations with the Fund’s Sub-Adviser and Adviser, respectively.

2.	Effective immediately, the following supersedes and replaces the fourth paragraph in section of the titled “INVESTMENT MANAGEMENT FEE:”

For the fiscal period from June 28, 2024 (commencement of investment operations) to March 31, 2025, the Fund did not pay any Investment Management Fee to the Adviser, due to voluntary waiver of the Investment Management Fee by the Adviser. Effective December 18, 2025,the Adviser contractually agreed to waive the Investment Management Fee payable by the Fund from the inception of the Fund through December 31, 2026.

3.	Effective January 21, 2026, the following supersedes and replaces the second paragraph in the section of the SAI titled “Investment Management and Other Services — The Adviser:”

The Adviser is a wholly owned subsidiary of Privacore Capital, LLC. Privacore Capital, LLC is a joint venture, 51% of which is owned by Brendan Boyle, and 49% of which is indirectly owned by Janus Henderson Group plc. Janus Henderson Group plc is an asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset and alternative asset class strategies.

4.	Effective January 21, 2026, the following supersedes and replaces the first paragraph in the section of the SAI titled “Investment Management and Other Services — Investment Management Agreement:”

The current Investment Management Agreement became effective as of January 21, 2026 and will continue in effect for an initial two-year period. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval.

5.	Effective January 21, 2026, the following supersedes and replaces the first paragraph in the section of the SAI titled “Investment Management and Other Services — The Sub-Advisory Agreement:”

The current Sub-Advisory Agreement became effective as of January 21, 2026 and will continue in effect for an initial two-year period, subject to its terms, and thereafter, will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval.

6.	Effective January 21, 2026, the following supersedes and replaces the last sentence in the section of the SAI titled “Investment Management and Other Services — The Sub-Advisory Agreement:”

Information regarding the Board’s approval of the Investment Management Agreement and the Sub-Advisory Agreement will be available in the Fund’s annual report to Shareholders for the period ended March 31, 2026.

This Supplement, the Prospectus, and the SAI, dated June 27, 2025, provide relevant information for all shareholders. The Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission and are incorporated by reference. These can be obtained without charge by calling the Fund at 855-685-3093 or by writing to: Privacore PCAAM Alternative Growth Fund, c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.

Retain This Supplement for Future Reference